CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form 40-F of our reports dated August 25, 2020 and September 10, 2019 relating to the 2020 and 2019 financial statements of New Pacific Metals Corp. appearing in this Registration Statement.

We also consent to the use in this Registration Statement on Form 40-F of our report dated August 25, 2020 relating to the financial statements of Tagish Lake Gold Corp. appearing in this Registration Statement.

We also consent to the use in this Registration Statement on Form 40-F of our report dated August 25, 2020 relating to the financial statements of Whitehorse Gold Corp. appearing in this Registration Statement.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
May 4, 2021